Exhibit 99.1

Alibaba Group Announces June Quarter 2021 Results

Hangzhou, China, August 3, 2021 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2021.

“Alibaba started the new fiscal year by delivering a healthy quarter. For the June quarter, global annual active consumers across the Alibaba Ecosystem reached 1.18 billion, an increase of 45 million from the March quarter, which includes 912 million consumers in China. Over more than twenty years of growth, we have developed a company that spans across both consumer and industrial Internet, with multiple engines driving our long-term growth,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We believe in the growth of the Chinese economy and long-term value creation of Alibaba, and we will continue to strengthen our technology advantage in improving the consumer experience and helping our enterprise customers to accomplish successful digital transformations.”

“We delivered strong revenue growth of 34% year-over-year. As we said in last quarter's results announcement, we are investing our excess profits and additional capital to support our merchants and invest in strategic areas to better serve customers and penetrate into new addressable markets,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We are increasing our share repurchase program from US$10 billion to US$15 billion, the largest share repurchase program in the Company’s history, because we are confident of our long-term growth prospects. Our net cash position remains strong and we have repurchased approximately US$3.7 billion of our ADSs since April 1, 2021.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2021:

•	Revenue was RMB205,740 million (US$31,865 million), an increase of 34% year-over-year. Excluding the consolidation of Sun Art, our revenue would have grown 22% year-over-year to RMB187,306 million (US$29,010 million).

•	Annual active consumers of the Alibaba Ecosystem across the world reached approximately 1.18 billion for the twelve months ended June 30, 2021, an increase of 45 million from the twelve months ended March 31, 2021. This includes 912 million consumers in China[1] and 265 million consumers overseas served by Lazada, AliExpress, Trendyol and Daraz.

•	Income from operations was RMB30,847 million (US$4,778 million), a decrease of 11% year-over-year. Adjusted EBITDA, a non-GAAP measurement, decreased 5% year-over-year to RMB48,628 million (US$7,532 million). Adjusted EBITA, a non-GAAP measurement, decreased 8% year-over-year to RMB41,731 million (US$6,463 million). The year-over-year decreases were primarily due to our investments in strategic areas to capture incremental opportunities, such as Community Marketplaces, Taobao Deals, Local Consumer Services and Lazada, as well as our increased spending on growth initiatives within China retail marketplaces, such as Idle Fish and Taobao Live, and our support to merchants.

1 Including 828 million annual active consumers on our China retail marketplaces, and additional unique annual active consumers primarily from Local Consumer Services, Digital Media and Entertainment and Freshippo, for the twelve months ended June 30, 2021.

1

•	Net income attributable to ordinary shareholders was RMB45,141 million (US$6,991 million), and net income was RMB42,835 million (US$6,634 million). Non-GAAP net income was RMB43,441 million (US$6,728 million), an increase of 10% year-over-year, mainly due to an increase in share of profit of equity method investees.

•	Diluted earnings per ADS was RMB16.38 (US$2.54) and diluted earnings per share was RMB2.05 (US$0.32 or HK$2.46). Non-GAAP diluted earnings per ADS was RMB16.60 (US$2.57), an increase of 12% year-over-year and non-GAAP diluted earnings per share was RMB2.08 (US$0.32 or HK$2.50), an increase of 12% year-over-year.

•	Net cash provided by operating activities was RMB33,603 million (US$5,204 million). Non-GAAP free cash flow was RMB20,683 million (US$3,203 million), a decrease compared to RMB36,570 million in the same quarter of 2020, mainly due to the partial settlement in the amount of RMB9,114 million (US$1,412 million) of the RMB18,228 million fine levied earlier this year by China’s State Administration for Market Regulation pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”) and a decrease in profit as a result of our investments in key strategic areas.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Commerce

China Retail Marketplaces – comprehensive product supply and engaging user experience to target the diverse demands of consumers in China

In June 2021, our China retail marketplaces had 939 million mobile MAUs, representing a quarterly net increase of 14 million. We continue to increase penetration in less-developed areas, reflecting our success in broadening product offerings to meet diverse consumer demand.

During the quarter ended June 30, 2021, our China retail marketplaces recorded solid physical goods GMV growth that reflected strengths in categories such as apparel and accessories, home furnishing and consumer electronics.

Value for Money – Taobao Deals (淘特) continues to experience robust user growth by providing consumers with more high quality, value-for-money products. We are deepening our direct collaboration with original manufacturers to design, produce and distribute products that are innovative, cost-effective and quality-assured. For the twelve months ended June 30, 2021, annual active consumers of Taobao Deals grew to over 190 million.

Secondhand Consumption – Our consumer-to-consumer community and marketplace in China, Idle Fish (闲鱼), continues its robust growth with MAU reaching over 100 million throughout the quarter. Through Idle Fish, users can find a rich variety of secondhand, recycled, refurbished, for-rent and vintage products.

6.18 Mid-Year Shopping Festival – This year’s 6.18 Mid-Year Shopping Festival helped brands and merchants to launch new products and acquire as well as retain customers. We also used the shopping festival opportunity to strengthen our 88VIP membership program. Around 250,000 merchants and brands participated in this year’s festival, more than double the number from last year, launching over 1 million new products. During the festival, brands and merchants acquired tens of millions of brand memberships through our China retail marketplaces. Once consumers become members of a brand, that brand can directly engage them with exclusive offers and privileges.

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New Retail – multi-format New Retail businesses built on an expanding digital supply chain and increasingly diversified fulfillment services

We are addressing multiple consumer needs through a full range of high-frequency fulfillment services that include one-hour delivery, half-day delivery and next day delivery. We deepened the development of our Community Marketplaces business that offers next-day pickup in select regions. This new retail format will help to further expand our user base in less-developed and rural areas, and it is an important channel for serving price-sensitive consumers within our multi-dimensional New Retail matrix. The combined capabilities that we have accumulated over the years – product and supply chain; fulfillment and delivery; consumer management; and social commerce channel development and operations – positions Alibaba for improving consumer experience and building a solid foundation to support our entire commerce business.

Community Marketplaces – Our Community Marketplaces business continues to exhibit rapid growth, with GMV and gross floor area of our regional distribution centers (RDC) growing around 200% and 260% quarter over quarter, respectively. We continue to strengthen the consumer experience by enhancing quality product supply and on-time delivery. In this business, we are able to leverage the supply chain capabilities of Sun Art to ensure product quality, availability and price competitiveness.

Sun Art – During the June quarter, Sun Art achieved approximately 28% year-over-year growth in online orders, with the shared inventory initiative with Tmall Supermarket being the biggest growth contributor. In addition, Sun Art is the top supplier of our Community Marketplaces business. As of June 30, 2021, Sun Art has stores in 235 cities across 29 provinces in China, which is supported by its expertise in building strong regional procurement and supply chain capabilities in perishables, FMCG and general merchandise categories.

Local Consumer Services – Reaccelerating order growth supported by improving merchant base

We have stepped up our investment in Ele.me’s user acquisition and user experience enhancement, resulting in strong order growth of over 50% year-over-year during the quarter ended June 30, 2021. To meet increasing demand from new users, we took measures to ensure improvements in our quality merchant base, as evidenced by a year-over-year increase in the portion of GMV contributed by national and regional chains.

Cainiao Network – improving efficiency across the Alibaba Ecosystem and the logistics industry in China and internationally

Cainiao Network continues to expand both its domestic services and global smart logistics network by deepening integration with logistics partners as well as offering more products and services. Increasing merchant adoption of “Fulfilled by Cainiao” services on our fast growing cross-border businesses, including AliExpress and Tmall Global, drove Cainiao Network’s solid revenue growth of 50% year-over-year during the June quarter. We have also seen fast development of Cainiao Network’s domestic business. For example, users are increasingly adopting Cainiao Guoguo, our crowd source delivery platform, with the number of orders in the June quarter growing 63% year-over-year.

International – consistent strong growth

Lazada – Lazada recorded over 90% year-over-year order growth for the quarter ended June 30, 2021.  Lazada continued to focus on its localization strategy that increases product supply to address the local consumers’ needs and preferences in different markets of Southeast Asia. Additionally, Lazada’s investments in technologies to improve user experience and recommendations on its mobile app have resulted in stronger consumer mindshare and user stickiness, as evidenced by improving frequency of visits by users for the last six consecutive quarters.

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Cloud Computing

In the June 2021 quarter, our cloud computing revenue grew 29% year-over-year to RMB16,051 million (US$2,486 million), primarily driven by robust growth in revenue from customers in the Internet, financial services and retail industries. Year-on-year revenue growth began to moderate since the last quarter primarily because of revenue decline from a top cloud customer in the Internet industry that has stopped using our overseas cloud services with respect to their international business due to non-product related requirements. Going forward, we believe that our cloud computing revenue will be further diversified across customers and industries.

DingTalk is an application development platform as well as collaboration platform for enterprise customers. A key strategic initiative is the integration of DingTalk and its adoption by Alibaba Cloud customers. Since we integrated DingTalk into Alibaba Cloud early this year, more customers have adopted both cloud and DingTalk, including large enterprises such as Fosun Group, Shandong Energy and Mengniu Dairy. Starting in the June 2021 quarter, we reclassified the financial performance of DingTalk, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. Because DingTalk remains in the investment phase, the reclassification of DingTalk’s financials resulted in a lowering of cloud computing profitability and did not materially add to revenue during the quarter.

Digital Media and Entertainment

For the quarter ended June 30, 2021, Youku’s daily average subscriber base increased 17% year-over-year, which is driven primarily by our quality content offerings. Youku has also continued to improve its operational efficiency through disciplined investment in content and optimization of subscriber membership programs that resulted in narrowing of losses year-over-year during the quarter.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended June 30, 2021, net cash provided by operating activities was RMB33,603 million (US$5,204 million), a decrease compared to RMB50,099 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, decreased to RMB20,683 million (US$3,203 million), from RMB36,570 million in the same quarter of 2020. The year-over-year decreases were mainly due to the partial settlement in the amount of RMB9,114 million (US$1,412 million) of the RMB18,228 million Anti-monopoly Fine and a decrease in profit as a result of our investments in key strategic areas. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Increasing Share Repurchases

Since April 1, 2021 and through the publication of this results announcement, we repurchased approximately 18.1 million of our ADSs (the equivalent of approximately 144.5 million of our ordinary shares) for approximately US$3,680 million under our share repurchase program. In addition, on August 2, 2021, our board of directors authorized the Company to upsize our Company's share repurchase program from US$10 billion to US$15 billion. This share repurchase program will be effective through the end of 2022.

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JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$(1)	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	153,751	205,740	31,865	34%

Income from operations	34,705	30,847	4,778	(11)	%(3)
Operating margin	23%	15%
Adjusted EBITDA(2)	51,039	48,628	7,532	(5)	%(3)
Adjusted EBITDA margin(2)	33%	24%
Adjusted EBITA(2)	45,372	41,731	6,463	(8)	%(3)
Adjusted EBITA margin(2)	30%	20%

Net income	46,437	42,835	6,634	(8)%
Net income attributable to ordinary shareholders	47,591	45,141	6,991	(5)%
Non-GAAP net income(2)	39,474	43,441	6,728	10%

Diluted earnings per share(4)	2.17	2.05	0.32	(6)%
Diluted earnings per ADS(4)	17.36	16.38	2.54	(6)%
Non-GAAP diluted earnings per share(2) (4)	1.85	2.08	0.32	12%
Non-GAAP diluted earnings per ADS(2) (4)	14.82	16.60	2.57	12%

(1)	This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.83208 to HK$1.00, the middle rate on June 30, 2021 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)	The year-over-year decreases were primarily due to our investments in strategic areas to capture incremental opportunities, such as Community Marketplaces, Taobao Deals, Local Consumer Services and Lazada, as well as our increased spending on growth initiatives within China retail marketplaces, such as Idle Fish and Taobao Live, and our support to merchants.

(4)	Each ADS represents eight ordinary shares.

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JUNE QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2021
	Commerce(1)		Cloud computing(2)	Digital media and entertainment	Innovation initiatives and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	180,241		16,051	8,073	1,375	—	205,740	31,865
Income (Loss) from operations	39,022		(1,643)	(1,010)	(2,939)	(2,583)	30,847	4,778
Add: Share-based compensation expense	3,780		1,979	383	777	892	7,811	1,209
Add: Amortization of intangible assets	2,789		4	208	14	58	3,073	476
Adjusted EBITA	45,591	(4)	340	(419)	(2,148)	(1,633)	41,731	6,463
Adjusted EBITA margin	25%		2%	(5)%	(156)%		20%

	Three months ended June 30, 2020
	Commerce(1)		Cloud computing(2)	Digital media and entertainment	Innovation initiatives and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	133,318		12,437	6,994	1,002	—	153,751
Income (Loss) from operations	45,192		(2,691)	(2,018)	(2,648)	(3,130)	34,705
Add: Share-based compensation expense	3,425		1,563	452	699	1,576	7,715
Add: Amortization of intangible assets	2,620		7	245	23	57	2,952
Adjusted EBITA	51,237	(4)	(1,121)	(1,321)	(1,926)	(1,497)	45,372
Adjusted EBITA margin	38%		(9)%	(19)%	(192)%		30%

(1)	“Commerce” segment was previously referred to as “Core Commerce” segment.

(2)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

(3)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(4)	Commerce adjusted EBITA before key strategic investments increased 6% year-over-year to RMB59,515 million (US$9,218 million). Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. “Commerce adjusted EBITA before key strategic investments” was previously referred to as “Marketplace-based core commerce adjusted EBITA”. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this results announcement.

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JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2021 was RMB205,740 million (US$31,865 million), an increase of 34% compared to RMB153,751 million in the same quarter of 2020. The increase was mainly driven by the robust revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the revenue growth of our Cainiao logistics services and international commerce retail businesses. Excluding the consolidation of Sun Art, our revenue would have grown 22% year-over-year to RMB187,306 million (US$29,010 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
Commerce:
China commerce retail
- Customer management(1)	71,215	46%	81,002	12,546	39%	14%
- Others(2)	30,106	20%	54,804	8,488	27%	82%
	101,321	66%	135,806	21,034	66%	34%
China commerce wholesale	3,484	2%	3,924	608	2%	13%
International commerce retail	7,012	5%	10,800	1,672	5%	54%
International commerce wholesale	3,204	2%	4,402	682	2%	37%
Cainiao logistics services	7,713	5%	11,601	1,797	6%	50%
Local Consumer Services	7,101	5%	8,757	1,356	4%	23%
Others	3,483	2%	4,951	767	2%	42%
Total commerce	133,318	87%	180,241	27,916	87%	35%

Cloud computing(3)	12,437	8%	16,051	2,486	8%	29%
Digital media and entertainment	6,994	4%	8,073	1,250	4%	15%
Innovation initiatives and others(3)	1,002	1%	1,375	213	1%	37%
Total	153,751	100%	205,740	31,865	100%	34%

(1)	We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures are presented in the same manner accordingly.

(2)	“Others” revenue under China commerce retail is primarily generated by our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, direct import and Intime, where revenue is recorded on a gross basis including the cost of inventory.

(3)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

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Commerce

•	China commerce retail business

Revenue from our China commerce retail business in the quarter ended June 30, 2021 was RMB135,806 million (US$21,034 million), an increase of 34% compared to RMB101,321 million in the same quarter of 2020. Customer management revenue grew 14% year-over-year, primarily due to the growth of online physical goods GMV on our China retail marketplaces. The growth also reflected the increase in revenue from new monetization formats, such as recommendation feeds and an increase in the average unit price per click in search monetization.

“Others” revenue under China commerce retail business was RMB54,804 million (US$8,488 million), achieving year-over-year growth of 82% compared to RMB30,106 million in the same quarter of 2020. The increase was primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket.

•	China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2021 was RMB3,924 million (US$608 million), an increase of 13% compared to RMB3,484 million in the same quarter of 2020. The increase was primarily due to increases in both average revenue from paying members and the number of paying members on 1688.com.

•	International commerce retail business

Revenue from our international commerce retail business in the quarter ended June 30, 2021 was RMB10,800 million (US$1,672 million), an increase of 54% compared to RMB7,012 million in the same quarter of 2020. The increase was primarily due to the growth in revenue generated by Lazada and AliExpress.

•	International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended June 30, 2021 was RMB4,402 million (US$682 million), an increase of 37% compared to RMB3,204 million in the same quarter of 2020. The increase was primarily due to increases in both the number of paying members and average revenue from paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•	Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB11,601 million (US$1,797 million) in the quarter ended June 30, 2021, an increase of 50% compared to RMB7,713 million in the same quarter of 2020, primarily due to the increase in volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•	Local Consumer Services

Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by Ele.me and after elimination of inter-company transactions which includes services provided to our New Retail businesses, was RMB8,757 million (US$1,356 million) in the quarter ended June 30, 2021, an increase of 23% compared to RMB7,101 million in the same quarter of 2020. The revenue growth increase was primarily due to an increase in GMV, partly offset by the increase of subsidies that is contra revenue.

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Cloud computing

Revenue from our cloud computing segment in the quarter ended June 30, 2021 was RMB16,051 million (US$2,486 million), an increase of 29% compared to RMB12,437 million in the same quarter of 2020, primarily driven by robust growth in revenue from customers in the Internet, financial services and retail industries. Year-on-year revenue growth began to moderate since the last quarter primarily because of revenue decline from a top cloud customer in the Internet industry that has stopped using our overseas cloud services with respect to their international business due to non-product related requirements.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended June 30, 2021 was RMB8,073 million (US$1,250 million), an increase of 15% compared to RMB6,994 million in the same quarter of 2020. The increase was primarily due to the increase in revenues from Youku, Alibaba Pictures and other entertainment businesses.

Innovation initiatives and others

Revenue from innovation initiatives and others segment in the quarter ended June 30, 2021 was RMB1,375 million (US$213 million), an increase of 37% compared to RMB1,002 million in the same quarter of 2020.

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Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2020		2021			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	84,523	55%	124,097	19,220	60%	5%
Product development expenses	11,082	7%	13,519	2,094	7%	0%
Sales and marketing expenses	13,652	9%	27,036	4,187	13%	4%
General and administrative expenses	6,837	4%	7,168	1,110	4%	0%
Amortization of intangible assets	2,952	2%	3,073	476	1%	(1)%
Total costs and expenses	119,046	77%	174,893	27,087	85%	8%

Share-based compensation expense:
Cost of revenue	1,934	1%	1,691	262	1%	0%
Product development expenses	3,125	2%	3,800	588	2%	0%
Sales and marketing expenses	738	1%	813	126	0%	(1)%
General and administrative expenses	1,918	1%	1,507	233	1%	0%
Total share-based compensation expense	7,715	5%	7,811	1,209	4%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	82,589	54%	122,406	18,958	59%	5%
Product development expenses	7,957	5%	9,719	1,506	5%	0%
Sales and marketing expenses	12,914	8%	26,223	4,061	13%	5%
General and administrative expenses	4,919	3%	5,661	877	3%	0%
Amortization of intangible assets	2,952	2%	3,073	476	1%	(1)%
Total costs and expenses excluding share-based compensation expense	111,331	72%	167,082	25,878	81%	9%

Cost of revenue – Cost of revenue in the quarter ended June 30, 2021 was RMB124,097 million (US$19,220 million), or 60% of revenue, compared to RMB84,523 million, or 55% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54% in the quarter ended June 30, 2020 to 59% in the quarter ended June 30, 2021. The increase was primarily attributable to higher proportion of our direct sales businesses, mainly from the consolidation of Sun Art, which resulted in increased cost of inventory.

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Product development expenses – Product development expenses in the quarter ended June 30, 2021 were RMB13,519 million (US$2,094 million), or 7% of revenue, compared to RMB11,082 million, or 7% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in the quarter ended June 30, 2021 and the same quarter last year.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2021 were RMB27,036 million (US$4,187 million), or 13% of revenue, compared to RMB13,652 million, or 9% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 8% in the quarter ended June 30, 2020 to 13% in the quarter ended June 30, 2021. The increase was primarily due to an increase in marketing and promotional spending for key strategic areas and growth initiatives, as well as user acquisition and engagement on our marketplaces.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2021 were RMB7,168 million (US$1,110 million) or 4% of revenue, compared to RMB6,837 million, or 4% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 3% in the quarter ended June 30, 2021 and the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2021 was RMB7,811 million (US$1,209 million), compared to RMB7,715 million in the same quarter of 2020. Share-based compensation expense as a percentage of revenue decreased to 4% in the quarter ended June 30, 2021, as compared to 5% in the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2020		March 31, 2021		June 30, 2021			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,758	4%	7,162	4%	6,693	1,036	3%	(1)%	(7)%
Ant Group share-based awards(2)	273	0%	444	0%	392	61	0%	44%	(12)%
Others(3)	684	1%	1,026	1%	726	112	1%	6%	(29)%
Total share-based compensation expense	7,715	5%	8,632	5%	7,811	1,209	4%	1%	(10)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards remained stable in this quarter compared to the previous quarter.

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We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended June 30, 2021 was RMB3,073 million (US$476 million), an increase of 4% from RMB2,952 million in the same quarter of 2020.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2021 was RMB30,847 million (US$4,778 million), or 15% of revenue, a decrease of 11% compared to RMB34,705 million, or 23% of revenue, in the same quarter of 2020, primarily due to our investments in strategic areas and growth initiatives as well as our support to merchants as discussed below.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 5% year-over-year to RMB48,628 million (US$7,532 million) in the quarter ended June 30, 2021, compared to RMB51,039 million in the same quarter of 2020. Adjusted EBITA decreased 8% year-over-year to RMB41,731 million (US$6,463 million) in the quarter ended June 30, 2021, compared to RMB45,372 million in the same quarter of 2020. The year-over-year decreases were primarily due to our investments in strategic areas to capture incremental opportunities, such as Community Marketplaces, Taobao Deals, Local Consumer Services and Lazada, as well as our increased spending on growth initiatives within China retail marketplaces, such as Idle Fish and Taobao Live, and our support to merchants. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Three months ended June 30,
	2020		2021
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
Commerce	51,237	38%	45,591	7,061	25%
Cloud computing(1)	(1,121)	(9)%	340	53	2%
Digital media and entertainment	(1,321)	(19)%	(419)	(65)	(5)%
Innovation initiatives and others(1)	(1,926)	(192)%	(2,148)	(333)	(156)%

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

Commerce segment – Adjusted EBITA decreased by 11% to RMB45,591 million (US$7,061 million) in the quarter ended June 30, 2021, compared to RMB51,237 million in the same quarter of 2020, primarily due to increase in our investments in key strategic areas, such as Community Marketplaces, Taobao Deals, Local Consumer Services and Lazada, to strengthen consumer experience, enhance loyalty, penetrate into less-developed areas in China and further expand our presence internationally. Commerce adjusted EBITA before key strategic investments increased 6% year-over-year to RMB59,515 million (US$9,218 million). The slower year-over-year growth rate of commerce adjusted EBITA before key strategic investments was primarily due to our increased spending on growth initiatives within China retail marketplaces, such as Idle Fish and Taobao Live, as well as our support to merchants.

12

Adjusted EBITA margin decreased from 38% in the quarter ended June 30, 2020 to 25% in the quarter ended June 30, 2021, primarily due to the consolidation of Sun Art and our increased investments in key strategic areas.

Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these investment areas as well as the profitability of our marketplace-based commerce businesses on a like-for-like basis. Comparative figures are presented in the same manner accordingly. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this results announcement.

We expect that our commerce adjusted EBITA margin will continue to be affected by the pace of our investment in key strategic areas and growth initiatives and the growth of our direct sales businesses.

Cloud computing segment – Adjusted EBITA was a profit of RMB340 million (US$53 million) in the quarter ended June 30, 2021, compared to a loss of RMB1,121 million in the same quarter of 2020, primarily attributable to the realization of economies of scale.

Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation. Because DingTalk remains in the investment phase, the reclassification of DingTalk’s financials resulted in lowering of cloud computing profitability and did not materially add to revenue during the quarter.

Digital media and entertainment segment – Adjusted EBITA in the quarter ended June 30, 2021 was a loss of RMB419 million (US$65 million), compared to a loss of RMB1,321 million in the same quarter of 2020. Adjusted EBITA margin improved to negative 5% in the quarter ended June 30, 2021 from negative 19% in the quarter ended June 30, 2020, primarily due to improved quality of content that resulted in reduced losses of Youku and Alibaba Pictures.

Innovation initiatives and others segment – Adjusted EBITA in the quarter ended June 30, 2021 was a loss of RMB2,148 million (US$333 million), compared to a loss of RMB1,926 million in the same quarter of 2020.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2021 was RMB14,101 million (US$2,184 million), compared to RMB22,137 million in the same quarter of 2020, primarily due to the year-over-year decrease in net gains arising from the fair value changes of our investments in the quarter ended June 30, 2021.

The above-mentioned gains were excluded from our non-GAAP net income.

13

Other income, net

Other income, net in the quarter ended June 30, 2021 was RMB2,157 million (US$333 million), compared to RMB1,493 million in the same quarter of 2020.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2021 were RMB9,096 million (US$1,409 million), compared to RMB11,124 million in the same quarter of 2020.

Our effective tax rate increased to 20% in the quarter ended June 30, 2021 from 19% in the same quarter of 2020. Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as deferred tax effects on basis differences arising from our share of results of equity method investees, our effective tax rate would have remained at 20% in the quarter ended June 30, 2021.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2021 was RMB6,093 million (US$944 million), compared to RMB349 million in the same quarter of 2020. Share of results of equity method investees in the quarter ended June 30, 2021 and the comparative periods consisted of the following:

	Three months ended
	June 30, 2020	March 31, 2021	June 30, 2021
	RMB	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	3,034	7,182	4,494	696
- Others	(1,471)	(432)	2,642	409
Impairment loss	—	(55)	—	—
Dilution (loss) gain	(6)	437	(9)	(1)
Others(1)	(1,208)	(1,140)	(1,034)	(160)
Total	349	5,992	6,093	944

(1)	Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of other equity method investees in the quarter ended June 30, 2021 was mainly due to a general improvement in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2021 was RMB42,835 million (US$6,634 million), a decrease of 8% compared to RMB46,437 million in the same quarter of 2020.

Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended June 30, 2021 was RMB43,441 million (US$6,728 million), an increase of 10% compared to RMB39,474 million in the same quarter of 2020, mainly due to the increase in share of profit of equity method investees. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

14

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2021 was RMB45,141 million (US$6,991 million), a decrease of 5% compared to RMB47,591 million in the same quarter of 2020.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2021 was RMB16.38 (US$2.54) on a weighted average of 22,038 million diluted shares outstanding during the quarter, a decrease of 6% compared to RMB17.36 on a weighted average of 21,926 million diluted shares outstanding during the same quarter in 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2021 was RMB16.60 (US$2.57), an increase of 12% compared to RMB14.82 in the same quarter of 2020.

Diluted earnings per share in the quarter ended June 30, 2021 was RMB2.05 (US$0.32 or HK$2.46), a decrease of 6% compared to RMB2.17 in the same quarter of 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2021 was RMB2.08 (US$0.32 or HK$2.50), an increase of 12% compared to RMB1.85 in the same quarter of 2020.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of June 30, 2021, cash, cash equivalents and short-term investments were RMB470,824 million (US$72,921 million), compared to RMB473,638 million as of March 31, 2021, was mainly due to cash used in investment and acquisition activities of RMB12,186 million (US$1,887 million) and repurchase of ordinary shares of RMB7,134 million (US$1,105 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB4,304 million (US$667 million), partly offset by free cash flow generated from operations of RMB20,683 million (US$3,203 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2021 was RMB33,603 million (US$5,204 million), a decrease compared to RMB50,099 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2021 decreased to RMB20,683 million (US$3,203 million), from RMB36,570 million in the same quarter of 2020. The year-over-year decreases were mainly due to the partial settlement in the amount of RMB9,114 million (US$1,412 million) of the RMB18,228 million Anti-monopoly Fine and a decrease in profit as a result of our investments in key strategic areas. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2021, net cash used in investing activities of RMB47,775 million (US$7,399 million) primarily reflected (i) an increase in short-term investments by RMB27,832 million (US$4,311 million), (ii) capital expenditures of RMB12,518 million (US$1,939 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB1,621 million (US$251 million), as well as (iii) cash outflow of RMB12,186 million (US$1,887 million) for investment and acquisition activities. These cash outflows were partly offset by cash inflow of RMB4,901 million (US$759 million) from disposal of investments.

Employees

As of June 30, 2021, we had a total of 254,702 employees, compared to 251,462 as of March 31, 2021.

15

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 3, 2021.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 6395344 (English)

Conference ID: 1547494 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 3, 2021.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan
cathy.yan@alibaba-inc.com

16

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business, strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with our acquisitions, investments and alliances; risks associated with expanding our international and cross-border businesses and operations; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations (including in the areas of anti-monopoly and unfair competition); risks associated with the performance and regulatory environment of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; security breaches; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), commerce adjusted EBITA before key strategic investments, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our commerce segment, namely commerce adjusted EBITA before key strategic investments, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

17

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment and operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Commerce adjusted EBITA before key strategic investments represents adjusted EBITA for commerce excluding the effects of (i) New Retail businesses (primarily Community Marketplaces, Freshippo, Tmall Supermarket, Sun Art and Taoxianda), (ii) Local Consumer Services, (iii) Taobao Deals, (iv) Lazada, (v) Cainiao Network, and others. Commerce adjusted EBITA before key strategic investments reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, commerce adjusted EBITA before key strategic investments enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

18

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions, except per share data)
Revenue	153,751	205,740	31,865
Cost of revenue	(84,523)	(124,097)	(19,220)
Product development expenses	(11,082)	(13,519)	(2,094)
Sales and marketing expenses	(13,652)	(27,036)	(4,187)
General and administrative expenses	(6,837)	(7,168)	(1,110)
Amortization of intangible assets	(2,952)	(3,073)	(476)

Income from operations	34,705	30,847	4,778
Interest and investment income, net	22,137	14,101	2,184
Interest expense	(1,123)	(1,267)	(196)
Other income, net	1,493	2,157	333

Income before income tax and share of results of equity method investees	57,212	45,838	7,099
Income tax expenses	(11,124)	(9,096)	(1,409)
Share of results of equity method investees	349	6,093	944

Net income	46,437	42,835	6,634
Net loss attributable to noncontrolling interests	1,096	2,233	346

Net income attributable to Alibaba Group Holding Limited	47,533	45,068	6,980

Accretion of mezzanine equity	58	73	11
Net income attributable to ordinary shareholders	47,591	45,141	6,991

Earnings per share attributable to ordinary shareholders(1)
Basic	2.21	2.08	0.32
Diluted	2.17	2.05	0.32

Earnings per ADS attributable to ordinary shareholders(1)
Basic	17.64	16.60	2.57
Diluted	17.36	16.38	2.54

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,581	21,754
Diluted	21,926	22,038

(1) Each ADS represents eight ordinary shares.

19

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Commerce(1)	133,318	180,241	27,916
Cloud computing(2) (5)	12,437	16,051	2,486
Digital media and entertainment(3)	6,994	8,073	1,250
Innovation initiatives and others(4)(5)	1,002	1,375	213
Total	153,751	205,740	31,865

(1)	Revenue from commerce is primarily generated from our China retail marketplaces, Sun Art, Freshippo, 1688.com, Lazada, AliExpress, Alibaba.com, Cainiao logistics services and Local Consumer Services.

(2)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)	Revenue from digital media and entertainment is primarily generated from Youku, Alibaba Pictures and other entertainment businesses.

(4)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

20

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Commerce	45,192	39,022	6,044
Cloud computing(1)	(2,691)	(1,643)	(254)
Digital media and entertainment	(2,018)	(1,010)	(156)
Innovation initiatives and others(1)	(2,648)	(2,939)	(455)
Unallocated	(3,130)	(2,583)	(401)
Total	34,705	30,847	4,778

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Commerce	51,237	45,591	7,061
Cloud computing(1)	(1,121)	340	53
Digital media and entertainment	(1,321)	(419)	(65)
Innovation initiatives and others(1)	(1,926)	(2,148)	(333)
Unallocated	(1,497)	(1,633)	(253)
Total	45,372	41,731	6,463

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

21

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2021	2021
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	321,262	291,809	45,195
Short-term investments	152,376	179,015	27,726
Restricted cash and escrow receivables	35,207	36,828	5,704
Equity securities and other investments	9,807	12,528	1,940
Prepayments, receivables and other assets	124,708	126,957	19,663
Total current assets	643,360	647,137	100,228

Equity securities and other investments	237,221	246,892	38,239
Prepayments, receivables and other assets	98,432	101,005	15,644
Investment in equity method investees	200,189	207,651	32,161
Property and equipment, net	147,412	152,606	23,636
Intangible assets, net	70,833	67,398	10,439
Goodwill	292,771	292,523	45,306
Total assets	1,690,218	1,715,212	265,653

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	3,606	7,338	1,137
Current unsecured senior notes	9,831	9,675	1,498
Income tax payable	25,275	24,514	3,797
Accrued expenses, accounts payable and other liabilities	261,140	250,394	38,781
Merchant deposits	15,017	14,697	2,276
Deferred revenue and customer advances	62,489	61,581	9,538
Total current liabilities	377,358	368,199	57,027

22

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2021	2021
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,158	3,420	530
Deferred tax liabilities	59,598	60,749	9,409
Non-current bank borrowings	38,335	37,791	5,853
Non-current unsecured senior notes	97,381	95,808	14,839
Other liabilities	30,754	30,628	4,744
Total liabilities	606,584	596,595	92,402

Commitments and contingencies	—	—	—

Mezzanine equity	8,673	8,363	1,295

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	394,308	397,118	61,506
Treasury shares at cost	—	—	—
Subscription receivables	(47)	(46)	(7)
Statutory reserves	7,347	7,652	1,185
Accumulated other comprehensive loss	(19,063)	(22,533)	(3,490)
Retained earnings	554,924	593,311	91,892

Total shareholders’ equity	937,470	975,503	151,086
Noncontrolling interests	137,491	134,751	20,870

Total equity	1,074,961	1,110,254	171,956
Total liabilities, mezzanine equity and equity	1,690,218	1,715,212	265,653

23

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	50,099	33,603	5,204
Net cash used in investing activities	(67,728)	(47,775)	(7,399)
Net cash used in financing activities	(4,609)	(11,468)	(1,776)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(351)	(2,192)	(340)
Decrease in cash and cash equivalents, restricted cash and escrow receivables	(22,589)	(27,832)	(4,311)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	345,982	356,469	55,210
Cash and cash equivalents, restricted cash and escrow receivables at end of period	323,393	328,637	50,899

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Net income	46,437	42,835	6,634
Less: Interest and investment income, net	(22,137)	(14,101)	(2,184)
Add: Interest expense	1,123	1,267	196
Less: Other income, net	(1,493)	(2,157)	(333)
Add: Income tax expenses	11,124	9,096	1,409
Add: Share of results of equity method investees	(349)	(6,093)	(944)
Income from operations	34,705	30,847	4,778
Add: Share-based compensation expense	7,715	7,811	1,209
Add: Amortization of intangible assets	2,952	3,073	476
Adjusted EBITA	45,372	41,731	6,463
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	5,667	6,897	1,069
Adjusted EBITDA	51,039	48,628	7,532

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Adjusted EBITA for commerce	51,237	45,591	7,061
Less: Effects of New Retail businesses, Local Consumer Services, Taobao Deals, Lazada, Cainiao Network, and others(1)	5,174	13,924	2,157
Commerce adjusted EBITA before key strategic investments(1)	56,411	59,515	9,218

(1)	Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these investment areas as well as the profitability of our marketplace-based commerce businesses on a like-for-like basis. Comparative figures are presented in the same manner accordingly.

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Net income	46,437	42,835	6,634
Add: Share-based compensation expense	7,715	7,811	1,209
Add: Amortization of intangible assets	2,952	3,073	476
Add: Impairment of investments	103	397	61
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(19,030)	(10,624)	(1,645)
Adjusted for tax effects on non-GAAP adjustments(1)	1,297	(51)	(7)
Non-GAAP net income	39,474	43,441	6,728

(1)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization of intangible assets.

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	47,591	45,141	6,991
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(13)	(2)	—
Net income attributable to ordinary shareholders – diluted	47,578	45,139	6,991
Add: Non-GAAP adjustments to net income(1)	(6,963)	606	94
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	40,615	45,745	7,085

Weighted average number of shares on a diluted basis (million shares)(5)	21,926	22,038

Diluted earnings per share(2)(5)	2.17	2.05	0.32
Add: Non-GAAP adjustments to net income per share(3)(5)	(0.32)	0.03	—
Non-GAAP diluted earnings per share(4)(5)	1.85	2.08	0.32

Diluted earnings per ADS(2)(5)	17.36	16.38	2.54
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(2.54)	0.22	0.03
Non-GAAP diluted earnings per ADS(4)(5)	14.82	16.60	2.57

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(3)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(5)	Each ADS represents eight ordinary shares.

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	50,099	33,603	5,204
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(13,372)	(10,897)	(1,688)
Less: Acquisition of intangible assets	(56)	(1)	—
Less: Changes in the consumer protection fund deposits	(101)	(2,022)	(313)
Free cash flow	36,570	20,683	3,203

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ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021

	(in millions)
Annual active consumers	693	711	726	742	757	779	811	828

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021

	(in millions)
Mobile MAUs	785	824	846	874	881	902	925	939

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